UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

Date of Report: March 6, 2008

CEMEX, S.A.B. de C.V.
(Exact name of Registrant as specified in its charter)

CEMEX Corp.
(Translation of Registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
                 Garza García, Nuevo León, México 66265
Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____                        No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

Media Relations Jorge Pérez (52-81) 8888-4334	Investor Relations Eduardo Rendón (52-81) 8888-4256	Analyst Relations Luis Garza (52-81) 8888-4136

CEMEX ANNOUNCES INCREASED SYNERGIES
FROM RINKER INTEGRATION

MONTERREY, MEXICO, March 5, 2008 - CEMEX, S.A.B. de C.V. (NYSE: CX) announced today at the company’s Investor and Analyst Conference, CEMEX Day, that it has identified and is now capturing recurring cost synergies worth approximately US$400 million from the integration of Rinker Group Limited.

At the time of the acquisition, CEMEX estimated that it would achieve US$130 million in annual synergies after the first three years, but now expects to exceed US$200 million in 2008 alone. In addition, the company originally anticipated that the average cost of funding the Rinker acquisition would be 6 percent, but it now expects that the average cost for 2008 will be closer to 4 percent.

Moreover, CEMEX will produce cost savings to improve efficiency, that coupled with PMI savings, will reduce the ratio of SG&A to sales by around 150 basis points this year.

“At CEMEX, consistently generating solid returns for our shareholders has always been a top priority,” said Lorenzo Zambrano, Chairman and CEO of CEMEX. “Since 2000, CEMEX has evolved from a cement company to a global integrated building materials company, all the while maintaining our commitment to our core strategies – operational excellence, industry-leading integration capabilities, driving cost efficiency, rigorous investment discipline and attracting and retaining the best talent. We believe we have the right operating and financial strategies in place and the right people to execute on those strategies to ensure the continued success of CEMEX.”

Over the past two years, CEMEX has invested almost $2.2 billion in growth capital expenditures projects including increasing cement capacity by 13.5 million metric tons in Mexico, the U.S., Panama, Spain, and Latvia. Additionally, the company is increasing cement grinding capacity by 3.2 million metric tons in Spain, the U.K, and the United Arab Emirates.

In 2008, CEMEX plans to invest more than half of its expected $3 billion in free cash flow in growth capital expenditures, primarily to complete projects already underway. These projects are expected to produce a return on capital employed in excess of 10% by 2010.

CEMEX expects to make significant progress toward achieving a net-debt-to-EBITDA ratio of 2.7 times by mid 2009 and to maintain interest coverage ratio above 4.5 times. As previously announced, CEMEX expects to generate EBITDA of about $5.6 billion in 2008, compared to $4.6 billion last year.

CEMEX is a growing global building materials company that provides high quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.cemex.com.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, weather conditions, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

EBITDA is defined as operating income plus depreciation and amortization. Free Cash Flow is defined as EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The net debt to EBITDA ratio is calculated by dividing net debt at the end of the quarter by EBITDA for the last twelve months. All of the above items are derived from generally accepted accounting principles in Mexico. EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX's ability to internally fund capital expenditures and service or incur debt. EBITDA and Free Cash Flow should not be considered as indicators of CEMEX's financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	March 6, 2008	By:	/s/ Rafael Garza
			Name:	Rafael Garza
			Title:	Chief Comptroller